Exhibit 3.1

Amendment to

BYLAWS

OF

ALLIED MOTION TECHNOLOGIES INC.

Section 3.2(b) of the Company’s Bylaws is restated in its entirety as follows:

(b)           Tenure.  Each director shall hold office until the next annual meeting of shareholders or until removed; provided, however, if a director’s term expires the director shall continue to serve until a successor shall have been elected and qualified, or until there is a decrease in the number of directors.  No person shall be nominated to a term of office on the Company’s Board of Directors who has attained the age of 75 or more before the first day of the proposed term of office; however, the Board of Directors shall have discretion to make exceptions to the mandatory retirement policy if special circumstances warrant such an exception.